SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Reva Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76133E 109

(CUSIP Number)

December 17, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No. 76133E 109	Page 2 of 5 Pages

(1)	Names of reporting persons Medtronic, Inc.
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization MN
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,255,828 (1)
(6) Shared voting power 0
(7) Sole dispositive power 2,255,828 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,255,828 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.9% (2)
(12)	Type of reporting person (see instructions) CO

(1)	Represents Medtronic, Inc.’s ownership in December 2010, including 9,570,000 CHESS Depositary Interests (“CDIs”), each CDI representing one-tenth of a share of common stock.
(2)	The percentage is based upon 32,557,909 shares of common stock outstanding following the closing of the Issuer’s initial public offering on December 17, 2010, as calculated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 30, 2011, and the Issuer’s Registration Statement on Form S-1, effective November 15, 2010.

Item 1(a)	Name of Issuer:

REVA Medical, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5751 Copley Drive, Suite B

San Diego, CA 92111

Item 2(a)	Name of Persons Filing:

Medtronic, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

710 Medtronic Parkway

Minneapolis, MN 55432

Item 2(c)	Citizenship:

MN

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

76133E 109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 3 of 5 Pages

Item 4	Ownership

See Cover Pages, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2012

/s/ Gary Ellis
Name: Gary Ellis Title: Senior Vice President and Chief Financial Officer

Page 5 of 5 Pages